February 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	CopyTele, Inc.
Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed under form type S-3/A (File No. 333-188096)

Ladies and Gentleman:

On behalf of CopyTele, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On January 31, 2014, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-188096) under form type S-3/A instead of under Form POS AM. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-3/A filing. The Company refiled Post-Effective Amendment No. 1 to Form S-1 on Form S-3 under form type POS AM on February 3, 2014.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney David Selengut of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ Henry P. Herms

Henry P. Herms

Vice President – Finance and

Chief Financial Officer

CopyTele, Inc

900 Walt Whitman Road, Melville, NY 11747